

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2020

Bruce Steel
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, CA 92037

      Re: Equillium, Inc.
          Registration Statement on Form S-1
          Filed March 30, 2020
          File No. 333-237491

Dear Mr. Steel:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Wade Andrews